UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission File No. 001-10308

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Avis Budget Group, Inc.
Employee Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Avis Budget Group, Inc.
6 Sylvan Way
Parsippany, New Jersey 07054

AVIS BUDGET GROUP, INC. EMPLOYEE SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrator, Trustee and Participants of the
Avis Budget Group, Inc. Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Avis Budget Group, Inc. Employee Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 and the schedule of delinquent participant contributions for the year ended December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ CohnReznick LLP

Roseland, New Jersey
June 23, 2015

AVIS BUDGET GROUP, INC. EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS:
Participant directed investments at fair value:
Cash and cash equivalents	$8,268,667	$7,581,000
Mutual funds	293,114,686	354,448,661
Common/collective trusts	270,760,001	185,207,017
Avis Budget Group, Inc. common stock	47,181,000	33,890,650
Total investments	619,324,354	581,127,328

Receivables:
Notes receivable from participants	11,901,886	11,258,730
Participant contributions	413,226	590,757
Employer contributions	287,109	406,894
Interest and dividends	64	21
Total receivables	12,602,285	12,256,402

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	631,926,639	593,383,730

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(1,661,972)	(1,003,495)

NET ASSETS AVAILABLE FOR BENEFITS	$630,264,667	$592,380,235

The accompanying notes are an integral part of these financial statements.

AVIS BUDGET GROUP, INC. EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2014

ADDITIONS TO NET ASSETS:
Net investment income:
Dividends	$25,304,899
Interest	16,177
Net appreciation in fair value of investments	25,106,333
Net investment income	50,427,409

Interest income on notes receivable from participants	485,090

Contributions:
Participants	21,232,467
Employer	13,561,215
Rollovers	1,665,896
Total contributions	36,459,578

Net transfers of participant account balances from affiliated plans	4,475,189

Total additions	91,847,266

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	53,856,181
Administrative expenses	106,653
Total deductions	53,962,834

NET INCREASE IN ASSETS	37,884,432

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	592,380,235

END OF YEAR	$630,264,667

The accompanying notes are an integral part of these financial statements.

AVIS BUDGET GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the Avis Budget Group, Inc. Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan document, which are available from Avis Budget Group, Inc. (the “Company”), for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan that provides Internal Revenue Code (“IRC”) Section 401(k) employee salary deferral benefits and additional employer contributions for the Company’s eligible employees. The Avis Budget Group, Inc. Employee Benefits Committee is the Plan administrator (“Plan Administrator”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Merrill Lynch Trust Company FSB (the “Trustee”) is the Plan’s trustee.

Effective January 1, 2013, the Company approved the merger of the AB Car Rental Services, Inc. Retirement Savings Plan into the Plan, which was an affiliated plan of the Company. As of January 1, 2013, their participants and participants' accounts were consolidated into the Plan. The related assets of AB Car Rental Services, Inc. Retirement Savings Plan were transferred into the Plan between January 1, 2013 and April 30, 2013.

Effective January 1, 2014, the Company approved the merger of the Zipcar Inc. 401(k) Plan into the Plan, which was an affiliated plan of the Company. As of January 1, 2014, their participants and participants’ accounts were consolidated into the Plan. The related assets of the Zipcar Inc. 401(k) Plan were transferred into the Plan between July 1, 2014 and July 31, 2014.

The following is a summary of certain Plan provisions:

Eligibility – Each regular employee of the Company (as defined in the Plan document) is eligible to participate in the Plan following the later of commencement of employment or the attainment of age eighteen. Each part-time employee of the Company (as defined in the Plan document) is eligible to participate in the Plan following certain requirements: (i) the attainment of age eighteen and (ii) either 1,000 or more hours of service during the initial twelve consecutive month period of start date ("Year of Eligible Service"), or if the Year of Eligible Service was not met during the initial twelve consecutive month period, a part-time employee of the Company will be admitted into the Plan on the last day of the first plan year once the hours of service requirement has been reached. All eligible employees are automatically enrolled in the Plan at a pre-tax contribution rate of 1% of eligible compensation, as soon as administratively feasible after hire.

Participant Contributions – Participants may elect to make pre-tax contributions up to 50% but not less than 1% of pre-tax annual compensation, up to the statutory maximum of $17,500 for 2014. Certain eligible participants (age 50 and over) are permitted to contribute an additional $5,500 as a catch up contribution, resulting in a maximum pre-tax contribution of $23,000 for 2014. Participants may change their contribution investment direction on a daily basis.

Employer Contributions – Following the completion of one year of employment, the Company makes contributions to the Plan equal to 100% of each eligible participant’s pre-tax salary deferrals up to 6% of such participant’s eligible compensation.

Rollovers – All employees, upon commencement of employment, are provided the option of making a rollover contribution into the Plan in accordance with Internal Revenue Service (“IRS”) regulations.

Investments – Participants direct the investment of contributions to various investment options and may reallocate investments among the various funds. The fund reallocation: (i) must be in 1% increments (if less, the entire amount invested under such option must be reallocated); (ii) must include both employee and employer contributions; and (iii) is limited to one reallocation per day, subject to restrictions imposed by the mutual fund companies to curb short-term trading. Participants should refer to the Plan document regarding investments in Company common stock. Participants should refer to each fund’s prospectus for a more complete description of the risks and restrictions associated with each fund.

Vesting – At any time, participants are 100% vested in their contributions, the Company’s matching contributions and any amounts rolled over to the Plan plus actual earnings thereon. For AB Car Rental Services, Inc. Retirement Savings Plan, the Company's matching contributions that were transferred into the Plan are 100% vested after three years of service. All matching contributions made subsequent to the merger of AB Car Rental Services, Inc. Retirement Savings Plan vest immediately.

Notes Receivable from Participants – Participants actively employed by the Company may borrow, in the form of a loan, from their fund accounts up to the lesser of $50,000, minus their highest outstanding loan balance during the past year or 50% of their vested balance, provided the vested balance is at least $1,000. The initial principal amount of the loan may not be less than $500. The notes are secured by the participant’s vested account balance and bear interest at a rate commensurate to that charged by major financial institutions as determined by the Plan Administrator. Note repayments are made through payroll deductions over a term not to exceed five years, unless the proceeds of the note are used to purchase the principal residence of the participant, in which case the term is not to exceed 15 years. Notes receivable from participants, which are secured by the borrowing participant’s vested balance, are valued at the outstanding principal balance plus any accrued and unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 and 2013. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Participant Accounts – A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and an allocation of Plan earnings, including interest, dividends and net realized and unrealized appreciation in fair value of investments. Each participant’s account is also charged with an allocation of net realized and unrealized depreciation in fair value of investments and certain administrative expenses. Allocations are based on earnings or participant account balances, as defined in the Plan document. The benefit to which a participant is entitled, is the benefit that can be provided from the participant’s vested account.

Payment of Benefits to Participants – Participants are entitled to withdraw all or any portion of their vested accounts in accordance with the terms of the Plan and applicable law. Participants are permitted to process in-service withdrawals in accordance with Plan provisions upon attaining age 59½ or for hardship in certain circumstances, as defined in the Plan document, before that age. A terminated participant with an account balance of more than $5,000 (excluding any rollover contributions and related earnings thereon) may elect to remain in the Plan and continue to be credited with fund earnings, or receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. A terminated participant with an account balance of $5,000 or less will automatically receive a lump-sum distribution.

Forfeited Accounts – Forfeited balances of terminated participants’ non-vested accounts are used to reduce employer contributions. As of December 31, 2014 and 2013, forfeited account balances amounted to $3,739 and $7,918, respectively. During 2014, $77,158 of forfeited non-vested accounts were used to reduce employer contributions.

Administrative Expenses – Administrative expenses of the Plan may be paid by the Company; otherwise, such expenses are paid by the Plan. Fees for participants’ distributions, withdrawals, loans and similar expenses are paid by the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting – The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan invests in various securities, including mutual funds, common/collective trusts and Avis Budget Group, Inc. common stock. Investment securities are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes would materially affect participant account balances and the amounts reported in the financial statements.

Cash and Cash Equivalents – The Plan considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Investment Contracts – In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 962, Plan Accounting – Defined Contribution Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the ASC, the Statements of Net Assets Available for Benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Valuation of Investments and Income Recognition – The Plan’s investments are stated at fair value, which the Plan classifies as follows: (i) Level 1, which refers to securities valued using quoted prices from active markets for identical assets, includes the common stock of publicly traded companies, mutual funds with quoted market prices and common/collective trusts with quoted market prices which operate similar to mutual funds, (ii) Level 2, which refers to securities for which significant other observable market inputs are readily available including common/collective trusts for which quoted market prices are not readily available and (iii) Level 3, which refers to securities valued based on significant unobservable inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Mutual funds are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Common/collective trusts are valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying assets.

One of the Plan’s current common/collective trust investments is the Wells Fargo Stable Return Fund. The Wells Fargo Stable Return Fund invests in investment contracts issued by highly rated companies. These include Guaranteed Investment Contracts (“GICs”), wrapped portfolios of fixed income investments (“synthetic GICs”) and cash equivalents. Traditional GICs are unsecured, general account obligations of insurance companies or banks and are collateralized by the assets of the insurance company or bank. A security-backed contract consists of a portfolio of securities and a benefit responsive, contract value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration and assures that contract value benefit responsive payments will be made for participant directed withdrawals. Wrap contracts are issued by financially responsible third parties, typically banks, insurance companies, or other financial services institutions and are designed to allow a stable asset fund to maintain a stable contract value and to protect a fund in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a fund the difference between the contract value and the market value of the underlying assets for participant directed redemptions once the market value has been totally exhausted.

Wrap contracts accrue interest using a formula called the “crediting rate.” The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate can be adjusted periodically and is usually adjusted either monthly or quarterly, but in no event is the crediting rate less than zero. The crediting rate on traditional GICs is typically fixed for the life of the investment. The crediting rate on synthetic GICs is typically reset every month or quarter based on the contract value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets.

Certain events limit the ability of the Plan to transact at contract value with the insurance companies and financial institution issuers of traditional GICs or synthetic GICs.  Such events include the following: (i) layoffs, (ii) bankruptcy, (iii) plant closings, (iv) plan termination or mergers, (v) early retirement incentive, (vi) employee communications designed to induce participants to transfer from the fund, or (vii) competing fund transfer or violation of equity wash or equivalent rules in place and changes of qualification status of the employer or plan. As of December 31, 2014, the Plan Administrator does not believe that the occurrence of an event that would limit the Wells Fargo Stable Return Fund’s ability to transact at contract value with participants is probable.

The fair value of the underlying debt securities are valued at the last available bid price in over the counter markets or on the basis of values obtained by independent valuation groups. Traditional GICs are valued using a discounted cash flow methodology, synthetic GICs are valued on a monthly basis per the terms of the applicable contract using valuations provided by a pricing service approved by the Trustee, and the fair value of the wrap contracts is determined using a market approach discounting methodology. The investment contracts are valued at fair value of the underlying investments and then adjusted by the issuer to contract value.

Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The fair value recorded in the Plan’s financial statements for such fund was $119,057,023 and $125,137,908 at December 31, 2014 and 2013, respectively. The average yield earned by the Wells Fargo Stable Return Fund calculated based on the change in the net asset value between the beginning and the end of the year was 1.40% and 1.36% for the years ended December 31, 2014 and 2013, respectively. The average yield earned with an adjustment to reflect the actual interest rate credited to participants was 1.64% and 1.52% for the years ended December 31, 2014 and 2013, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statement of Changes in Net Assets Available for Benefits presents net appreciation in fair value of investments, which includes unrealized gains and losses on investments held at December 31, 2014, realized gains and losses on investments sold during the year then ended and management and operating expenses associated with the Plan’s investments in mutual funds and common/collective trusts.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common/collective trusts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Benefit Payments – Benefits paid to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan, but have not yet received distributions from the Plan, totaled $557,688 and $581,286 at December 31, 2014 and 2013, respectively.

3.	INVESTMENTS

The following tables present investments at fair value that represent five percent or more of the Plan’s net assets available for benefits as of December 31:

2014
Wells Fargo Stable Return Fund	$119,057,023
SSGA S&P 500 Index Fund	68,741,753
The Oakmark Equity and Income Fund	60,218,576
American Growth Fund of America	50,297,211
Federated Total Return Bond Fund	48,625,989
Avis Budget Group, Inc. common stock (a)	47,181,000
Northern Trust Extended Equity Market Fund	41,841,155
____________

(a)	Permitted party-in-interest

2013
Wells Fargo Stable Return Fund	$125,137,908
PIMCO Total Return Fund	51,547,683
The Oakmark Equity and Income Fund	50,864,673
American Growth Fund of America	47,822,021
Avis Budget Group, Inc. common stock (a)	33,890,650
Davis NY Venture Fund	32,611,420
Harbor Small Cap Value Fund	31,306,278
SSGA S&P 500 Index Fund	30,451,496
____________

(a)	Permitted party-in-interest

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value, as follows:

2014
Common stock (a)	$20,148,774
Common/collective trusts	4,500,786
Mutual funds	456,773
$25,106,333
____________

(a)	Consists of common stock of Avis Budget Group, Inc.

4.	FEDERAL INCOME TAX STATUS
The IRS determined and informed the Company by letter dated October 6, 2014 that the Plan and related trust are designed in accordance with applicable sections of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan is currently under examination by the IRS for the 2011 plan year. The examination is ongoing and Plan management is responding to all requests. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Loans to participants qualify as party-in-interest transactions.

At December 31, 2014 and 2013, the Plan held 711,307 and 838,462 shares, respectively, of Avis Budget Group, Inc. common stock with a cost basis of $29,946,934 and $14,964,137, respectively. During 2014 and 2013, the Plan did not receive dividend income from Avis Budget Group, Inc., which is the sponsoring employer of the Plan.

6.	PLAN TERMINATION
Although the Company has not expressed any intention to do so, the Company reserves the right to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA.

7.	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31:

		2014	2013
Net assets available for benefits per the financial statements		$630,264,667	$592,380,235
Less:	Amounts allocated to withdrawing participants	(557,688)	(581,286)
Add:	Adjustments from contract value to fair value for fully benefit-responsive investment contracts	1,661,972	1,003,495
Net assets available for benefits per Form 5500		$631,368,951	$592,802,444

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2014 to Form 5500:

Benefits paid to participants per the financial statements		$53,856,181
Less:	Amounts allocated to withdrawing participants at December 31, 2013	(581,286)
	Certain deemed distributions of notes receivable from participants	(660,605)
Add:	Amounts allocated to withdrawing participants at December 31, 2014	557,688
Benefits paid to participants per Form 5500		$53,171,978

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2014, but not yet paid as of that date.

The following is a reconciliation of changes in net assets available for benefits per the financial statements for the year ended December 31, 2014 to the net income per Form 5500:

Increase in net assets available for benefits per the financial statements		$37,884,432
Less:	Amounts allocated to withdrawing participants at December 31, 2014	(557,688)
	December 31, 2013 adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,003,495)
	Net transfer of assets to the Plan (Reflected in Line L-Transfer of assets of Form 5500)	(4,475,189)
Add:	Amounts allocated to withdrawing participants at December 31, 2013	581,286
	December 31, 2014 adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,661,972
Net income per Form 5500		$34,091,318

8.	FAIR VALUE MEASUREMENTS
The Plan measures certain financial assets and liabilities at fair value. The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. See Note 2-Summary of Significant Accounting Policies for the Plan’s valuation methodology used to measure fair value.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

•
Avis Budget Group, Inc. common stock – The fair value of Avis Budget Group, Inc. common stock is valued at the closing price reported on the active markets on which the security is traded. As such, these assets are classified as Level 1.

•	Mutual funds – Valued at the net asset value (“NAV”) of shares held by the Plan at year end. NAV is derived by the quoted prices of underlying investments and are classified as Level 1.

•
Common/collective trusts – are valued based on the NAV of units held by the Plan at year-end. Although the common/collective trusts are not available in an active market, the NAV of the units are approximated based on the quoted prices of the underlying investments that are traded in an active market. The Company has no unfunded commitments related to any of these investments and there are no Plan initiated redemption restrictions on these investments. There are no redemption restrictions on the participant’s holdings in these investments. These assets are classified as Level 2.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2014:

Asset Class________	Level 1	Level 2	Total
Common stock	$47,181,000	$—	$47,181,000
Mutual funds:
Large-cap growth	71,008,314	—	71,008,314
Large-cap value	26,401,204	—	26,401,204
Large-cap blend	60,218,576	—	60,218,576
Small-cap growth	12,289,685	—	12,289,685
Small-cap blend	28,095,164	—	28,095,164
Foreign large-cap blend	20,156,380	—	20,156,380
Bond funds	60,121,862	—	60,121,862
Real estate	14,823,501	—	14,823,501
Common/collective trusts:
Large-cap blend	—	68,741,753	68,741,753
Mid-cap growth	—	41,841,155	41,841,155
Foreign large-cap blend	—	24,530,507	24,530,507
Bond funds	—	6,607,808	6,607,808
Emerging markets	—	9,981,755	9,981,755
Short-term investments	—	119,057,023	119,057,023
Total	$340,295,686	$270,760,001	$611,055,687

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2013:

Asset Class________	Level 1	Level 2	Total
Common stock	$33,890,650	$—	$33,890,650
Mutual funds:
Large-cap growth	66,900,082	—	66,900,082
Large-cap value	24,486,754	—	24,486,754
Large-cap blend	83,476,093	—	83,476,093
Mid-cap growth	14,622,315	—	14,622,315
Mid-cap value	22,221,220	—	22,221,220
Small-cap growth	11,863,543	—	11,863,543
Small-cap blend	31,306,278	—	31,306,278
Foreign large-cap blend	27,794,556	—	27,794,556
Bond funds	60,486,351	—	60,486,351
Real estate	11,291,469	—	11,291,469
Common/collective trusts:
Large-cap blend	—	30,451,496	30,451,496
Foreign large-cap growth	—	18,686,765	18,686,765
Emerging markets	—	10,930,848	10,930,848
Short-term investments	—	125,137,908	125,137,908
Total	$388,339,311	$185,207,017	$573,546,328

9.	NONEXEMPT TRANSACTIONS

As reported on the supplemental schedule of delinquent participant contributions (Schedule H, Line 4a), certain Plan contributions were not remitted to the trust within the time frame specified by the Department of Labor's Regulation 29 (CFR 2510.3-102), thus constituting nonexempt transactions between the Plan and the Company for the year ended December 31, 2014.

******

Plan Number: 002
EIN: 06-0918165
AVIS BUDGET GROUP, INC. EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Number of Shares, Units or Par Value	Cost ***	Current Value****

* Avis Budget Group, Inc.	Common stock	711,307		$47,181,000
Wells Fargo Stable Return Fund	Common/collective trust	2,331,177		119,057,023
SSGA S&P 500 Index Fund	Common/collective trust	3,822,171		68,741,753
Northern Trust Extended Equity Market Fund	Common/collective trust	410,368		41,841,155
Oppenheimer International Growth Trust	Common/collective trust	1,064,241		21,348,675
Harding Loevner Emerging Markets Fund	Common/collective trust	825,621		9,981,755
BlackRock US Debt Index Fund	Common/collective trust	330,815		6,607,808
Northern Trust Collective All Country World Ex-US Index Fund	Common/collective trust	22,807		3,181,832
The Oakmark Equity and Income Fund	Registered investment fund	1,887,138		60,218,576
American Growth Fund of America	Registered investment fund	1,179,855		50,297,211
Federated Total Return Bond Fund	Registered investment fund	4,404,528		48,625,989
Harbor Small Cap Value Fund	Registered investment fund	1,052,253		28,095,164
MFS Value Fund	Registered investment fund	755,615		26,401,204
Prudential Jennison Growth Fund	Registered investment fund	685,344		20,711,103
Harbor International Fund	Registered investment fund	311,151		20,156,380
Deutsche Real Estate Fund	Registered investment fund	628,114		14,823,501
Vanguard Explorer Admiral Fund	Registered investment fund	142,159		12,289,685
Lord Abbett Bond Debenture Fund	Registered investment fund	1,005,626		7,934,392
Vanguard Inflation-Protected Securities Fund	Registered investment fund	137,668		3,561,481
* Various participants**	Participant loans			11,901,886
Cash and cash equivalents				8,268,667
Total				$631,226,240
__________

*	Represents a permitted party-in-interest
**	Maturity dates range from January 2015 to October 2029. Interest rates range from 4.25% to 10.50%.
***	Cost information is not required for participant-directed investments.
****	Form 5500 instructions require reporting of Common/collective trusts at fair value on this schedule.

See Report of Independent Registered Public Accounting Firm.

Plan Number: 002
EIN: 06-0918165
AVIS BUDGET GROUP, INC. EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT
CONTRIBUTIONS FOR THE YEAR ENDED DECEMBER 31, 2014

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	Contributions Not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP
$6,010,371	$—	$—	$3,801,591	$2,208,780

Check here if Late Participant Loan Repayments are included: ☐

See Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Avis Budget Group, Inc. Employee Savings Plan

By:     /s/ Edward P. Linnen
Edward P. Linnen
Executive Vice President and Chief Human Resources Officer
Avis Budget Group, Inc.

Date: June 23, 2015